Free Writing Prospectus

Dated May 16, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333-187481

PGT Announces Secondary Offering, Repurchase of its Common Stock and Debt Refinancing

NORTH VENICE, FLORIDA, May 16, 2013—PGT, Inc. (NASDAQ: PGTI) (“PGT”) announced today that it had commenced an underwritten secondary offering (the “Offering”) of 10,000,000 shares of its common stock by JLL Partners Fund IV, L.P., which owns approximately 61.5% of PGT’s outstanding common stock (the “Selling Stockholder”), pursuant to PGT’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). The underwriters of the Offering will have an option to purchase up to 1,500,000 additional shares from the Selling Stockholder. The Selling Stockholder will receive all of the proceeds from the Offering. No shares are being sold by PGT.

In addition, PGT announced that it entered into a share repurchase agreement (the “Repurchase Agreement”) with the Selling Stockholder, subject to the completion of the Offering and the Debt Refinancing (as defined below), pursuant to which it intends to repurchase shares of its common stock having an aggregate value of $50 million in a concurrent, privately negotiated transaction at a price per share equal to the offering price to the public less the underwriting discounts and commissions. PGT expects to fund the share repurchase and refinance its existing senior secured credit facilities with a combination of borrowings of approximately $80 million under new senior secured credit facilities and cash on hand, which it expects to enter into concurrently with the closing of the Offering and the transaction contemplated by the Repurchase Agreement (the “Debt Refinancing”). If consummated, the Debt Refinancing will increase the amount of debt on PGT’s balance sheet by approximately $50 million. A special committee of PGT’s board of directors comprised of independent, disinterested directors has authorized the share repurchase subject to the terms and conditions set forth in the Repurchase Agreement, including borrowings under the new senior secured credit facility. The share repurchase is subject to a number of conditions, and there can be no assurance that such conditions will be satisfied or that the share repurchase will be completed on the contemplated terms or at all. The consummation of the share repurchase, the Debt Refinancing and the Offering are all contingent on each other.

Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Raymond James & Associates, Inc., and RBC Capital Markets, LLC are acting as joint book-running managers for the Offering. SunTrust Robinson Humphrey, Inc. is acting as co-manager of the Offering.

The Offering is being made pursuant to an effective shelf registration statement, including a prospectus and a preliminary prospectus supplement related to the Offering, filed by PGT with the SEC. Before you invest, you should read the prospectus supplement and accompanying prospectus in that registration statement and other documents PGT has filed with the SEC for more complete information about PGT and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at: www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus relating to the Offering, when available, may be obtained from: Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, or telephone: 800-221-1037, or email: newyork.prospectus@creditsuisse.com; or Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, or telephone: 800-503-4611, or email: prospectus.cpdg@db.com.

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer or sale of these securities will be made only by means of a prospectus, including a prospectus supplement, forming a part of the related registration statement. Nothing in this press release should be construed as an offer to sell, or the solicitation of an offer to buy, any securities subject to the share repurchase.

About PGT

PGT(R) pioneered the U.S. impact-resistant window and door industry and today is the nation’s leading manufacturer and supplier of residential impact-resistant windows and doors. Founded in 1980, the company employs approximately 1,200 at its manufacturing, glass laminating and tempering plants in Florida. Utilizing the latest designs and technology, PGT products are ideal for new construction and replacement projects serving the residential, commercial, high-rise and institutional markets. PGT’s product line includes a variety of aluminum and vinyl windows and doors. Product brands include WinGuard (R); SpectraGuard (TM); PremierVue (R); PGT Architectural Systems; and Eze-Breeze (R).

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainty. These statements do not relate strictly to historical or current facts. Forward-looking statements usually can be identified by the use of words such as “goal,” “objective,” “plan,” “expect,” “anticipate,” “intend,” “project,” “believe,” “estimate,” “may,” “could,” or other words of similar meaning. Forward-looking statements provide PGT’s current expectations or forecasts of future events, results, circumstances or aspirations. Forward-looking statements are based on assumptions and by their nature are subject to risks and uncertainties, many of which are outside of PGT’s control. PGT’s actual results may differ materially from those set forth in its forward-looking statements. There is no assurance that any list of risks and uncertainties or risk factors is complete. Factors that could cause actual results to differ materially from those described in PGT’s forward-looking statements include, but are not limited to:

•	PGT’s ability to consummate the Offering, share repurchase and the Debt Refinancing

•	Changes in new home starts and home remodeling trends, especially in PGT’s largest market, Florida

•	The economy in the U.S. generally or in Florida where the substantial portion of PGT’s sales are generated

•	Raw material prices, especially aluminum

•	Transportation costs

•	Level of indebtedness

•	Dependence on PGT’s WinGuard branded product lines

•	Product liability and warranty claims

•	Federal and state regulations

•	Dependence on PGT’s manufacturing facilities

•	The significant influence of JLL Partners Fund IV, L.P.

Any forward-looking statements made by PGT or on PGT’s behalf speak only as of the date they are made and PGT does not undertake any obligation to update any forward-looking statement to reflect the impact of subsequent events or circumstances. Before making any investment decision, you should carefully consider all risks and uncertainties disclosed in all PGT’s SEC filings.

Contact

PGT, Inc.

Jeff Jackson

Executive Vice President and CFO

941-480-1600

jjackson@pgtindustries.com

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